UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

DE ACQUISITION 3, INC.
(Exact Name of Registrant as Specified in its Corporate Charter)

Delaware	000-53926	27-2205684
(State or other jurisdiction of incorporation or organization)	Commission File No.	(IRS Employer Identification No.)

c/o New Asia Partners, LLC
US Bancorp Center, Suite 2690, 800 Nicollet Mall, Minneapolis, MN 55402
 (Address of Principal Executive Offices)

(612) 279-2030
(Issuer’s Telephone Number)

Approximate Date of Mailing: July 15, 2011

DE ACQUISITION 3, INC.
US Bancorp Center, Suite 2690
800 Nicollet Mall
Minneapolis, MN 55402

INFORMATION STATEMENT
PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of July 15, 2011 of the outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”), of DE Acquisition 3, Inc., a Delaware corporation (“we,” “us,” “our,” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the issuance of shares of the Company’s common stock pursuant to an Agreement and Plan of Share Exchange (the “Exchange Agreement”) expected to be completed by and among the Company and Top Yield Holdings Limited, a British Virgin Islands company (“Top Yield”), the holders of 100% of the issued and outstanding equity interests of Top Yield (the “Top Yield Shareholders”), PT Havilah Abadi Sejahtera, a company incorporated in the Republic of Indonesia (“PTHAS”), and the holder of 99% of the issued and outstanding equity interests of PTHAS, PT Aega Prima, a company incorporated in the Republic of Indonesia (“PT Aega”), the holder of 80% of the issued and outstanding equity interests of PT Aega, PT Alam Lestari Kencana, a company incorporated in the Republic of Indonesia (“PTALK”), and the holder of 99% of the issued and outstanding equity interests of PTALK, Europe-China Commercial Union Holding Limited, a British Virgin Island Company (“ECC”), and the holder of 100% of the issued and outstanding equity interests of ECC, Crown Sail Limited, a British Virgin Island company (“CS”), and the holder of 100% of CS.

Pursuant to the terms of the proposed Exchange Agreement, the Top Yield Shareholders will sell, convey, assign, transfer and deliver to the Company all of their equity interests in Top Yield in exchange for shares of the Common Stock (the “Share Exchange”).  As a result of the Share Exchange, the Company will acquire 100% of the issued and outstanding equity interests of Top Yield, issue warrants to the Company’s pre-existing shareholders to purchase shares of the Company’s Common Stock and change its name to “Leviathan Minerals Group Incorporated.” Simultaneous with the closing of the Share Exchange, the Company will enter into a Share Cancellation Agreement (the “Share Cancellation Agreement”) pursuant to which, the stockholders of the Company immediately prior to the closing, will cancel shares of the Company’s Common Stock.  The terms of the Exchange Agreement will also provide that the Company shall receive an option, for a period of five (5) years from the date of the closing to purchase 80% of the issued and outstanding equity interests of PT Mitra Sukses Globaldino, a company incorporated in the Republic of Indonesia (“PTMSG”), pursuant to the terms and conditions of a Share Option and Right of First Refusal Agreement by and among the Company and those certain equity owners owning 80% of the issued and outstanding equity interests of PTMSG.

In addition, concurrent with the closing of the Share Exchange (the “Closing”) we plan to close an aggregate principal amount of $10 million in senior secured convertible promissory notes (the “Notes”), in connection with a private placement offering of up to $10 million in Notes.  The Notes will be convertible into shares of the Company’s Common Stock.

Pursuant to the terms of the proposed Exchange Agreement, our board of directors, which currently consists of Dennis Nguyen, will increase to seven (7) members comprised of David Supardi, Samuel Zia, Alfredo Levi, Ron Eibensteiner, James Rosenbaum and James Ulland (“Board”). The increase in the size of the board and the director appointments will be effective only after the later of (a) ten (10) days following the filing of this Information Statement and (b) the closing of the transactions contemplated by the Exchange Agreement (the “Effective Date”).  In addition, concurrent with and effective upon the Effective Date, the Board shall appoint Mr. Supardi to serve as Chairman of the Board, Samuel Zia to serve as Chief Executive Officer and President and Janet Gutkin to serve as Chief Financial Officer, Treasurer and Secretary. On the Effective Date, Dennis Nguyen and Todd Vollmers shall resign from all officer positions held with the Company, however, Mr. Nguyen will remain as a director.  Because of the change in the composition of our board of directors and the issuance of securities pursuant to the Share Exchange, a change-of-control of our Company will occur on the Effective Date.

No action is required by the stockholders of the Company in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder requires the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders).  Accordingly, the change in a majority of the Company’s directors will not occur until at least 10 days following the mailing of this Information Statement.  This Information Statement will be first mailed to the Company’s stockholders of record on or about July 15, 2011.

Please read this Information Statement carefully. It describes the terms of the Exchange Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Share Exchange. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the Securities and Exchange Commission (the “SEC”) at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S

STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

Pursuant to the terms of the proposed Exchange Agreement, upon the Closing of the Share Exchange, the Company will issue shares of Common Stock to the Top Yield Shareholders and/or their designees in exchange for 100% of the equity interests of Top Yield.  Under the terms of the Exchange Agreement and the Share Cancellation Agreement or as a result of the transactions contemplated by such agreements, the Company plans to complete the following:

●	assume the tin mining and selling operations of Top Yield and its subsidiaries.
●	issue an aggregate of 16,647,059 shares of Common Stock to the Top Yield Shareholders and/or their designees.
●	cancel an aggregate of 4,000,000 shares of Common Stock (the “Share Cancellation”) held by certain of our shareholders prior to the Closing.
●	issue warrants to our pre-existing shareholders to purchase an aggregate of 800,000 shares of Common Stock of the Company (the “Shareholder Warrants”).
●
receive an option, for a period of five (5) years from the date of the Closing, to purchase 80% of the issued and outstanding equity interests of PT Mitra Sukses Globaldino, a company incorporated in the Republic of Indonesia (“PTMSG”), pursuant to the terms and conditions of a Share Option and Right of First Refusal Agreement by and among the Company and those certain equity owners owning 80% of the issued and outstanding equity interests of PTMSG.

●
issue senior secured convertible notes (the “Notes”), in an aggregate principal amount of $10 million in a private placement offering (the “Private Placement Offering”), convertible into 2,352,941 shares of Common Stock and warrants to purchase an aggregate of 200,000 shares of Common Stock (the “Investor Warrants”).

●	change our name to “Leviathan Minerals Group Incorporated” and our fiscal year end to December 31, 2011.

As a result of the Share Exchange, we will own 100% of the outstanding equity interests of Top Yield and the Top Yield Shareholders and/or their designees own approximately 94.33% of the issued and outstanding Common Stock of the Company.  According to the terms of the Exchange Agreement and the Share Cancellation Agreement, immediately following the Closing of the Share Exchange we will have approximately 17,647,059 shares of Common Stock issued and outstanding.  The pre-existing stockholders of the Company and their designees will own approximately 5.67% of the Company’s issued and outstanding Common Stock after the Share Exchange without taking into account the shares of Common Stock underlying the Shareholder Warrants, the Notes or the Investor Warrants.

The transactions contemplated by the proposed Exchange Agreement, as amended, are intended to be a “tax-free” reorganization pursuant to the provisions of Section 351 and/or 368(a) of the Internal Revenue Code of 1986, as amended.

The Common Stock to be issued to the Top Yield Shareholders and/or their designees will be issued in reliance upon exemptions from registration pursuant to (i) Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 promulgated thereunder, and/or (ii) Regulation S of the Securities Act.  We intend to comply with the conditions of Category 3 of 903(b) of Regulation S and an appropriate legend will be affixed to the stock certificate issued in accordance with Regulation S.  The legend shall state that the shares represented by the stock certificate shall only by sold pursuant to a registration under the Securities Act or pursuant to an available exemption from registration and the holders of the stock certificate shall not to engage in hedging transaction with regard to the securities unless in compliance with the Securities Act.  We will refuse to register any transfer of the shares not made in accordance with Regulation S.

Pursuant to the terms of the Exchange Agreement and effective only upon the Effective Date, the size of our Board will increase to seven (7) members and David Supardi, Samuel Zia, Alfredo Levi, Ron Eibensteiner, James Rosenbaum and James Ulland will be appointed to the Board, with David Supardi serving as Chairman of the Board.  On the Effective Date, Dennis Nguyen and Todd Vollmers shall resign from all officer positions held with the Company, however, Mr. Nguyen will remain as a director.  In addition, on the Effective Date, the Board will appoint Mr. Supardi to serve as Chairman of the Board, Samuel Zia to serve as Chief Executive Officer and President and Janet Gutkin to serve as Chief Financial Officer, Treasurer and Corporate Secretary.

The Closing of the Share Exchange will result in a change-of-control of the Company on the Effective Date.

VOTING SECURITIES

The Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders.  Each share of Common Stock entitles the holder thereof to one vote.  Immediately prior to the Closing of the Share Exchange, there will be 5,000,000 shares of Common Stock issued and outstanding and no shares of any other voting or non-voting class or series of capital stock issued and outstanding.  Immediately after the Closing of the Share Exchange there will be 17,647,059 shares of Common Stock issued and outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

 PRIOR TO THE CLOSING OF THE SHARE EXCHANGE

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock immediately before the Closing by (i) each person who was known by us to beneficially own more than 5% of our Common Stock; (ii) each of our officers and directors; and (iii) all of our then current officers and directors as a group and does not take into account the cancellation of shares pursuant to the Share Cancellation Agreement or the issuance of the Shareholder Warrants in connection with the Share Exchange.

Immediately before the Closing, 5,000,000 shares of Common Stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable.  Beneficial ownership is determined in accordance with the rules of the SEC.

The ownership of each stockholder is listed in the table.

Name and Address of Beneficial Owners	Amount and Nature of Beneficial Ownership	Percent of Class
Directors and Executive Officers
Dennis Nguyen (1) US Bancorp Center, Suite 2690 800 Nicollet Mall Minneapolis, MN 55402	3,892,500(2)	77.85%
Todd Vollmers(3) US Bancorp Center, Suite 2690 800 Nicollet Mall Minneapolis, MN 55402	432,500(4)	8.65%
5% Beneficial Owners
New Asia Partners, LLC US Bancorp Center, Suite 2690 800 Nicollet Mall Minneapolis, MN 55402	4,325,000	86.50%
Newport Capital LLC 2740 West Lake of the Isles Parkway Minneapolis, MN 55416	3,892,500(5)	77.85%
Wildwood Capital LLC 2461 Wildwood Dr. Shakopee, MN 55379	432,500(6)	8.65%
Wyncrest Capital, Inc. US Bancorp Center, Suite 2690 800 Nicollet Mall Suite 2690 Minneapolis, MN 55402	500,000	10.0%
Ronald E. Eibensteiner US Bancorp Center, Suite 2690 800 Nicollet Mall Minneapolis, MN 55402	500,000(7)	10.0%
All Directors and Officers as a Group (2 individuals)	4,325,000	86.50%

(1)	Dennis Nguyen has served as President and Treasurer of the Company from March 1, 2011. Mr. Nguyen has served as a director of the Company since March 1, 2011.
(2)
Represents 3,892,500 of the 4,325,000 shares of common stock owned of record by New Asia Partners, LLC (“NAP”).  and beneficially by Newport Capital LLC (“Newport Capital”).  Mr. Nguyen is the Chairman of NAP and has investment and voting control over any securities of the Company beneficially owned by Newport Capital, therefore, Mr. Nguyen may be deemed to beneficially own the securities of the Company owned of record by NAP and beneficially by Newport Capital.

(3)	Mr. Vollmers has served as Vice President and Corporate Secretary of the Company since March 1, 2011.
(4)
Represents 432,500 of the 4,325,000 shares of common stock owned of record by NAP and beneficially by Wildwood Capital. Mr. Vollmers is the General Counsel to NAP and has investment and voting power over 10% of the shares of common stock owned by NAP. Therefore, Mr. Vollmers may be deemed to beneficially own 432,500 of the shares owned by NAP, representing 8.65% of the shares of the Company.

(5)
Represents 3,892,500 of the 4,325,000 shares of common stock owned of record by NAP. Newport Capital LLC owns approximately 90% of the outstanding interests of NAP and therefore may be deemed to beneficially own 90% of the shares of Common Stock owned of record by NAP.

(6)
Represents 432,500 of the 4,325,000 shares of common stock owned of record by NAP. Wildwood Capital LLC (“Wildwood Capital”) owns approximately 10% of the outstanding interests of NAP and therefore may be deemed to beneficially own 10% of the shares of Common Stock owned of record by NAP.

(7)
Represents the shares of Common Stock owned of record by Wyncrest Capital, Inc. (“Wyncrest”).  Mr. Eibensteiner is the President and CEO of Wyncrest, owns 100% of the outstanding common stock of Wyncrest and has sole voting and investment control over the shares of Common Stock owned of record by Wyncrest and therefore may be deemed to beneficially own the shares of Common Stock of the Company owned of record by Wyncrest.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
AFTER THE CLOSING OF THE SHARE EXCHANGE

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock at the Closing immediately after the Share Exchange by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of the named executive officers and directors; and (iii) all of our current officers and directors as a group.

Immediately after the Closing, 17,647,059 shares of Common Stock are expected to be issued and outstanding after taking into effect the shares of Common Stock to be cancelled pursuant to the Share Cancellation Agreement.  Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable.  Beneficial ownership is determined in accordance with the rules of the SEC.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Directors and Executive Officers
David Israel Supardi(1) Unit 4309, Cosco Tower, 43rd Floor 183 Queens Road Central, Hong Kong	8,323,530	47.17%
Samuel Zia(2) 6218 N. Del Loma Avenue San Gabriel, CA 91775	-	*%
Alfredo Levi(3) Lengkong EMPAT #09-02 Singapore, 51C 41760	-	*%
James Rosenbaum(4) c/o The Resolution Experts 333 South 7th Street Suite 2550 Minneapolis, MN 55402	-	*%
James Ulland(5) Ulland Investment Advisors IDS Center #4550 80 South 8th St. Minneapolis, MN 55402	-	*%
Janet Gutkin(6) 4 Treeridge Lane Irvine, CA 92620	-	*%
Ronald E. Eibensteiner(7) US Bancorp Center, Suite 2690 800 Nicollet Mall Minneapolis, MN 55402	180,000(8)	1.02%
Dennis Nguyen(9) US Bancorp Center, Suite 2690 800 Nicollet Mall Minneapolis, MN 5540	1,401,300(10)	7.64%
5% Beneficial Owners
Ape Niagata Tjandra Unit 4309, Cosco Tower, 43rd Floor 183 Queens Road Central, Hong Kong	8,323,530	47.17%
New Asia Partners LLC US Bancorp Center, Suite 2690 800 Nicollet Mall Minneapolis, MN 55402	1,557,000	8.49%
Newport Capital LLC 2740 West Lake of the Isles Parkway Minneapolis, MN 55416	1,401,300(11)	7.64%
Wildwood Capital LLC 2461 Wildwood Dr. Shakopee, MN 55379	155,700(12)	*
Todd R. Vollmers(13) US Bancorp Center, Suite 2690 800 Nicollet Mall Minneapolis, MN 55402	155,700(14)	*
Investors in Notes	2,552,941(15)	12.4%
All Officers and Directors as a group (8 persons)	9,904,830	53.77]%

* Represents less than 1% of the issued and outstanding Common Stock of the Company.
_______________________________
(1)	David Supardi will be appointed to serve as the Company’s Chairman of the Board effective as of the Effective Date.
(2)	Samuel Zia will be appointed to serve as the Company’s Chief Executive Officer and President and will be appointed to serve as a director effective as of the Effective Date.
(3)	Alfredo Levi was appointed to serve as a director effective as of the Effective Date. As of the date of the Closing, Mr. Levi is an advisor on the Company’s Board of Advisors.
(4)	James Rosenbaum will be appointed to serve as a director effective as of the Effective Date.
(5)	James Ulland will be appointed to serve as a director effective as of the Effective Date.
(6)	Janet Gutkin will be appointed to serve as Chief Financial Officer, Treasurer and Corporate Secretary at the Closing.
(7)	Ronald E. Eibensteiner will be appointed to serve as a director effective as of the Effective Date.
(8)
Includes an aggregate of 100,000 shares of Common Stock and a Warrant to purchase up to 80,000 shares of Common Stock owned of record by Wyncrest Capital, Inc. Ronald. E. Eibensteiner is the  President and CEO of Wyncrest, owns 100% of the outstanding common stock of Wyncrest and has sole voting and investment control over the shares of Common Stock owned of record by Wyncrest and therefore may be deemed to beneficially own the shares of Common Stock of the Company owned of record by Wyncrest.

(9)	Dennis Nguyen is a director of the Company.
(10)
Represents 90% of the shares of Common Stock and Warrants owned of record by New Asia Partners LLC (“NAP”) and beneficially by Newport Capital LLC (“Newport Capital”). Mr. Nguyen is the sole member of Newport Capital LLC and may be deemed to beneficially own the shares of Common Stock beneficially owned by Newport Capital.  As the sole member of Newport Capital, which owns approximately 90% of the outstanding membership interests of NAP, Mr. Nguyen shares voting and investment control over the shares of Common Stock owned of record by NAP.

(11)
Represents 90% of the shares of Common Stock owned of record by NAP.  Newport Capital owns approximately 90% of the outstanding interests of NAP and therefore may be deemed to beneficially own 90% of the shares of Common Stock of the Company owned by NAP.

(12)
Represents 10% of the shares of Common Stock owned of record by NAP and beneficially by Wildwood Capital LLC (“Wildwood”). Wildwood owns approximately 10% of the outstanding interests of NAP and therefore may be deemed to beneficially own 10% of the shares of Common Stock of the Company owned of record by NAP.

(13)	Todd Vollmers is the Company’s current Vice President and Secretary.
(14)
Mr. Vollmers is also the sole member of Wildwood and may be deemed to beneficially own the shares of Common Stock beneficially owned by Wildwood.  As the sole member of Wildwood Capital LLC, which owns approximately 10% of the outstanding membership interests of NAP, Mr. Vollmers shares voting and investment control over the shares of Common Stock owned of record by NAP and beneficially by Wildwood.

(15)	Represents an aggregate of 2,352,941 shares of Common Stock underlying the Notes and 200,000 shares of Common Stock underlying the Investor Warrants.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Pursuant to the terms of the Exchange Agreement and effective only upon the Effective Date, the size of our Board will increase to seven (7) members and David Supardi, Samuel Zia, Alfredo Levi, Ron Eibensteiner, James Rosenbaum and James Ulland will be appointed to the Board, with David Supardi serving as Chairman of the Board.  On the Effective Date, Dennis Nguyen and Todd Vollmers shall resign from all officer positions held with the Company, however, Mr. Nguyen will remain as a director.  In addition, on the Effective Date, the Board will appoint Mr. Supardi to serve as Chairman of the Board, Samuel Zia to serve as Chief Executive Officer and President and Janet Gutkin to serve as Chief Financial Officer, Treasurer and Corporate Secretary.

The following discussion sets forth information regarding our executive officers and directors prior to and after completing the transaction under the Exchange Agreement.

EXECTIVE OFFICERS AND DIRECTORS PRIOR TO THE SHARE EXCHANGE

The following table sets forth certain information regarding the Company’s directors and executive officer prior to the Share Exchange.

Name	Age	Position	Term

Dennis Nguyen	41	President, Treasurer	March 1, 2011 to Effective Date
		Director	March 1, 2011 to Present

Todd Vollmers	43	Vice President and Secretary	March 1, 2011 to Effective Date

Dennis Nguyen, 41, currently serves as a director of the Company and is responsible for the management of New Asia Partners, LLC (“NAP”) as its Chairman. NAP is a private equity investment group that provides financial, strategic and operational guidance to middle market companies based in the People’s Republic of China (“China”).  He is also an adjunct professor at the University of Minnesota (UMN) Law School. Prior to NAP, which was founded in April 2010, beginning in 2002 Mr. Nguyen served in the same capacity as Chairman of its predecessor entity, New Asia Partners Limited. From July 2006 through December 2008, Mr. Nguyen served as a director of Wuyi International Pharmaceutical Company Limited, a Fujian-based pharmaceutical manufacturer listed on the Hong Kong Stock Exchange (code: 1889.HK). From May 2005 through May 2006, he served as a director of Sino-Environment Technology Group Limited, a Fujian-based environmental waste management solutions provider listed on the Singapore Stock Exchange (code: Y62.SI). From December 2005 through June 2008, Mr. Nguyen served as Vice Chairman of China Huiyin, a Jiangsu-based household appliance retail chain (predecessor company of Huiyin Appliances, a company listed on the Hong Kong Stock Exchange (code 1280.HK)). Prior to 2005, Mr. Nguyen previously held various senior investment banking roles at Daiwa Securities SMBC, Crédit Agricole Indosuez, and Citigroup.  Mr. Nguyen is a member of the National Committee on US China Relations and is a trustee of the University of California, Irvine (UCI) Foundation Board of Trustees. He also is a member of the UMN Law School Dean’s Advisory Council, the UMN Law School Board of Advisors and the UCI Alumni Association Board of Directors, respectively. Mr. Nguyen chairs the UCI School of Humanities Dean’s Advisory Council and previously served on the Johns Hopkins University/Nanjing University Advisory Council. Mr. Nguyen was honored as the “2010 Distinguished Alumnus” by the UCI Alumni Association. He was the featured speaker of the 2009 UCI School of Humanities Commencement Ceremony. Mr. Nguyen holds a M.B.A. from the University of Chicago Booth School of Business, joint M.A. in International Studies from JHU-School of Advanced International Studies/Nanjing University, a Juris Doctor from the UMN Law School and a double B.A. in Economics and Chinese Literature from UCI.

Todd R. Vollmers, 43, has served as General Counsel for NAP since April of 2010, and is responsible for managing legal issues and coordinating legal work for the Company in the U.S. and China. From December 2009 to April 2010, Mr. Vollmers served in the same capacity as General Counsel of NAP’s predecessor entity, the New Asia Partners Group. Prior to that, from September 2007 through December 2009, Mr. Vollmers served as the President and Chief Manager of Vollmers Properties, LLC, during which time he built and managed a portfolio of investment real estate worth over $1,000,000. From January 2006 through August 2007, Mr. Vollmers served as a Senior Administrative Officer with the Minnesota Department of Commerce, responsible for various projects for the Commerce Commissioner, particularly in the areas of the department’s regulatory oversight of the insurance and real estate industries, and was selected to direct healthcare reform efforts for the Governor’s Health Cabinet on methods to reduce healthcare costs through administrative uniformity and simplification. During the 2004 presidential campaign, from April 2004 to September 2004, Mr. Vollmers worked as paid staff for Bush-Cheney ’04, Inc., and then from September 2004 to November 2004, for the Republican National Committee as the Election Day Coordinator for Minnesota, recruiting, training, and assigning lawyers to observe voting and compliance with Minnesota election law. From July 2001 to April 2004, Mr. Vollmers was an attorney in the Office of General Counsel, U.S. Department of Commerce, where he provided legal advice to client agencies within the International Trade Administration, and assisted U.S. companies with problems involving foreign trade compliance under applicable trade agreements related to trade in goods, trade in services, and other issues, through the interagency process and discussions with foreign governments.

EXECUTIVE OFFICERS AND DIRECTORS AFTER THE TRANSACTION

The following table sets forth certain information regarding the Company’s proposed directors and executive officers following the Share Exchange.

Name	Age	Position
David Supardi	47	Executive Chairman
Samuel Zia	56	Chief Executive Officer, President and Director
Janet Gutkin	39	Chief Financial Officer, Treasurer and Secretary
Ronald E. Eibensteiner	59	Director
Alfredo Levi	57	Director
Dennis Nguyen	41	Director
James Rosenbaum	66	Director
James Ulland	69	Director

David  Supardi, 47, owns 50% of Dynamic Event Limited, the parent company of Top Yield Holdings Limited.  Mr. Supardi is currently a Director of PT Aneka Nusantara International and has served as a Director since August 2006.  PT Aneka Nusantara International is a nickel mining business that joint ventured with Sinosteel (a China State Owned Company) in Sulawesi, Indonesia. He has been involved in a joint venture with Jinshunda Group in chromite mining in Sulawesi and in gold mining in West Kalimantan, Indonesia since June 2008. He has also been in partnership with Lei Shing Hong (Singapore) in a metal trading business since January 2002. Mr. Supardi has extensive experience as an entrepreneur and investor in Asia, as well as managerial and leadership experience in the mining industry, which will be valuable to the Board of Directors as it develops and expands the Company's business.

Samuel Zia, 56, has served as a consultant to Leviathan Minerals Group Limited from July 2010 to June 2011. Prior to joining Leviathan Minerals Group Limited, from October 2009 to June 2010, Dr. Zia was a consultant to DJ Capital, a finance company based in Hong Kong, advising the company in connection with fundraising and various mergers and acquisition transactions. From January 2007 to October 2009, Dr. Zia was the Chief Executive Officer of Uni-Bioscience Group Limited, a listed biopharmaceutical company in Hong Kong with operations in PRC. From April 2006 through November 2006, he served as a consultant to Macau University Science and Technology Hospital in setting up an Anti-Aging Center, assisting the company in the start-up of its operations. Dr. Zia received an M.D. from the University of Southern California in June of 1981 and a B.S. from the University of California, Los Angeles in June of 1976. Dr. Zia was in private practice in the field of Internal Medicine for over 25 years in USA, but at the same time, he was the Founder, Chairman and Chief Executive Officer in a Skilled Nursing Facility (Heritage Manor), also he was the Founder, Chairman, and Chief Executive Officer in one of the largest Ethnic Independent Physicians Association (Allied Physicians of California) and Management Service Organization (Network Medical Management) managing over 2000 Physicians and 250,000 Patients. Dr. Zia's executive experience in the United States and Asia will be useful to the Company and the Board of Directors. Further, his service to Leviathan Minerals Group Limited over the past year has provided him with knowledge of all aspects of the company's business, which uniquely positions him to be a valued member of the Board of Directors.

Janet Gutkin, 39, has served, from November 2004 to July 2011, as Senior Vice President and Corporate Controller of Quality Systems, Inc. (NASDAQ: QSII) responsible for the planning,  managing and controlling of all financial-related activities of the company.  She received her Master of Business Administration from the University of Chicago at the Booth School of Business in March 2011. Ms. Gutkin also earned a Master of Accounting from the University of Southern California at the Leventhal School of Accounting in 1997. She brings to us an extensive background with experience in management and technical accounting, SEC and internal reporting, corporate finance, M&A and Sarbanes-Oxley compliance.

Ronald E. Eibensteiner, 59, has been President of Wyncrest Capital, Inc. since 1993, an investment company for early-stage technology companies in the area of telecommunications, medical devices and software. Currently, Mr. Eibensteiner is co-founder and Chairman of Arcola Systems since June 2008, a software supplier to the gaming industry. Additionally, Mr. Eibensteiner co-founded ReadyCredit Corporation in 2005 and served as its Chief Executive Officer and Chairman from 2004 to 2006 and currently serves on the board of directors. His past investment activities included: co-founder of Diametrics Medical, Inc. in 1990, a manufacturer of blood gas diagnostic systems; a co-founder of OnHealth Network Company in 1991, a web-based publisher of health and wellness information which was later merged with WebMD; principal investor and board member of BigCharts, Inc. from 1997 to 2000, a provider of financial internet content until its sale to Dow Jones/MarketWatch.com in June of 1999; Chairman of the Board of Prodea Software Corporation, from 1992 to 1995, a data-warehousing software company, until its sale to Platinum Technology, Inc.; and principal investor and Board of Director member of Travanti Pharma, Inc, a specialty drug delivery firm, from 1999 until its sale to Taikoku Pharmaceutical in May of 2009. Mr. Eibensteiner also served as a member of the Board of Stellant Software (Nasdaq: STEL) from 1996 until 2001. In 1983, Mr. Eibensteiner co-founded Arden Medical Systems in 1983 and served as its Chief Financial Officer until its sale to Johnson & Johnson in 1987. From 1999 to 2005, Mr. Eibensteiner served as Chairman of the Republican party of Minnesota and holds a Bachelor of Science in political science from the University of Minnesota. Mr. Eibensteiner has extensive experience in the investments area and brings valuable financial experience to the Board of Directors.

Alfredo (Freddy) Levi, 57, has been appointed to serve as a director of the Company effective as of the Effective Date.  Mr. Levi is a retired Israeli Navy Commander who served the Israeli Navy for 25 years. Currently, Since 1998, Mr. Levi is working for Tescom, an international professional Software Quality Assurance services provider firm as the Managing Director for Tescom's Asian Pacific operations.  Mr. Levi received a BS in Mechanical Engineering from the Israel Institute of Technology (Tecnion) in 1983, an MSC in Ocean Engineering from MIT in 1989 and an MBA in sales and marketing from Negev (Ben-Gurion)  University of Israel in 1998.  Mr. Levi’s experience with Tescom and his broad knowledge of engineering and business will be a useful asset to the Board of Directors.

Dennis Nguyen, 41, currently serves as a director of the Company and is responsible for the management of New Asia Partners, LLC (“NAP”) as its Chairman. NAP is a private equity investment group that provides financial, strategic and operational guidance to middle market companies based in the People’s Republic of China (“China”).  He is also an adjunct professor at the University of Minnesota (UMN) Law School. Prior to NAP, which was founded in April 2010, beginning in 2002 Mr. Nguyen served in the same capacity as Chairman of its predecessor entity, New Asia Partners Limited. From July 2006 through December 2008, Mr. Nguyen served as a director of Wuyi International Pharmaceutical Company Limited, a Fujian-based pharmaceutical manufacturer listed on the Hong Kong Stock Exchange (code: 1889.HK). From May 2005 through May 2006, he served as a director of Sino-Environment Technology Group Limited, a Fujian-based environmental waste management solutions provider listed on the Singapore Stock Exchange (code: Y62.SI). From December 2005 through June 2008, Mr. Nguyen served as Vice Chairman of China Huiyin, a Jiangsu-based household appliance retail chain (predecessor company of Huiyin Appliances, a company listed on the Hong Kong Stock Exchange (code 1280.HK)). Prior to 2005, Mr. Nguyen previously held various senior investment banking roles at Daiwa Securities SMBC, Crédit Agricole Indosuez, and Citigroup. Mr. Nguyen is a member of the National Committee on US China Relations and is a trustee of the University of California, Irvine (UCI) Foundation Board of Trustees. He also is a member of the UMN Law School Dean’s Advisory Council, the UMN Law School Board of Advisors and the UCI Alumni Association Board of Directors, respectively. Mr. Nguyen chairs the UCI School of Humanities Dean’s Advisory Council and previously served on the Johns Hopkins University/Nanjing University Advisory Council. Mr. Nguyen was honored as the “2010 Distinguished Alumnus” by the UCI Alumni Association. He was the featured speaker of the 2009 UCI School of Humanities Commencement Ceremony. Mr. Nguyen holds a M.B.A. from the University of Chicago Booth School of Business, joint M.A. in International Studies from JHU-School of Advanced International Studies/Nanjing University, a Juris Doctor from the UMN Law School and a double B.A. in Economics and Chinese Literature from UCI.  Mr. Nguyen’s experience in financial and legal matters in both the United States and Asia, including his ability to organize and structure complex transactions, will be relied upon by the Board of Directors.

James Rosenbaum, 66.  Judge James M. Rosenbaum (Ret.) began his practice as a VISTA (Volunteers In Service To America) lawyer, trying federal civil rights cases.  He remained at that office for three years, until 1972, when he returned to Minnesota to begin private practice, specializing in trial work.  Judge Rosenbaum was appointed to serve as Minnesota’s United States Attorney from 1981-1985.  In 1985, Judge Rosenbaum was appointed to serve on Minnesota’s United States District Court. In 1989, Chief Justice Rehnquist appointed him to the Judicial Conference of the United States’ Committee on Space and Facilities. While on that Committee, he co-authored the U.S. Courts Design Guide, the standard still used in the design of all United States Courthouses. In 1997, the Judges of the Eighth Circuit elected Judge Rosenbaum as their representative on the Judicial Conference of the United States, the Federal Judiciary’s governing body.  In 1999, Judge Rosenbaum was appointed to a two-year term on the Conference’s Executive Committee and was re-elected in 2001 to a second Conference term.  The Judge retired from the Federal Bench in 2010 to join JAMS, a provider of mediation, arbitration, and other alternative dispute resolution services.. In this new capacity, he offers mediation and arbitration services, specializing in complex litigation, securities, intellectual property, and e-Discovery matters.  Judge Rosenbaum has published several articles focused on the intersection of law, privacy, and technology. He is a director of the Sedona Conference, a legal think tank and education provider. He is an adjunct professor at the National Judicial College, in Reno, Nevada and a Board member of the Hennepin Theater Trust, which among other things, hosts Minnesota’s Broadway shows. He attended the University of Minnesota, earning his B.A., in 1966, and his J.D., in 1969.  He received an Honorary Doctor of Laws degree from the Western New England College of Law.  Mr. Rosenbaum was selected to serve as an independent director on our Board due to his strength and experience in legal matters and mediation.

James Ulland, 69, has served as President and Chief Executive Officer of Ulland Investment Advisors, an investment advisory firm specializing in separately managed portfolios since 1997.  During 1996, Mr. Ulland was Executive Vice President for Portfolio Administration at Kopp Investment Advisors of Edina, Minnesota where he focused on advanced portfolio management techniques and investing in small, high growth stocks.  From 1993-1995, he served as Minnesota’s Commissioner of Commerce as the state’s Chief Regulator of securities, banks and insurance companies.  From 1985 to 1993, he served as an Executive of the US Bank and the Tokai Bank in Minneapolis, MN.  Since January 2011, Mr. Ulland has served as Chairman of the Board of Cedar Creek Oil and Gas, a private oil and gas firm located in Minnesota.  From 1976 to 1984, Mr. Ulland was a member of the Minnesota State Legislature.  Mr. Ulland received an MBA from the Wharton School of Finance and a  BA from Carleton College in  economics.  Mr. Ulland’s knowledge of securities regulation and investment management will be an asset to the Board of Directors as he serves as an independent director.

Except as noted above, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

Dennis Nguyen, a director is the brother of Janet Gutkin, our Chief Financial Officer, Treasurer and Corporate Secretary.  There are no other family relationships between our directors and executive officers.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director or executive officer of the Company during the past ten years.

To the best of our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.  To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

The following includes a summary of transactions since the beginning of our 2011 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

March 2011 Change in Control

On March 1, 2011, in connection with the terms and conditions of a Securities Purchase Agreement (the “Purchase Agreement”), the Company issued and sold to NAP an aggregate of 4,325,000 shares (the “NAP Shares”) of Common Stock for an aggregate purchase price equal to $32,437.50. Dennis Nguyen, our President and Treasurer prior to the Share Exchange and current director, is the Chairman of NAP, with voting and investment control over approximately 90% of the shares of Common Stock owned by NAP. Mr. Vollmers, our Vice President and Secretary prior to the Share Exchange serves as General Counsel to NAP with voting and investment control over approximately 10% of the shares of Common Stock owned of record by NAP.  The Purchase Agreement was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 7, 2011 and is incorporated herein by reference.

On March 1, 2011, the Company repurchased an aggregate of 10,000 shares of the Common Stock of the Company from Ruth Shepley, the Company’s sole officer and director at the time, for an aggregate repurchase price equal to $37,500, pursuant to the terms and conditions of a Repurchase Agreement (the “Repurchase Agreement”). The Repurchase Agreement was filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 7, 2011 and is incorporated herein by reference.

Share Exchange

In connection with the Closing of the Share Exchange, our existing shareholders prior to the Closing will cancel an aggregate of 4,000,000 shares of the Common Stock of the Company. The shareholders will not receive any consideration for the cancellation of the shares. The cancellation of the shares will be accounted for as a contribution to capital. The number of shares to be cancelled was determined based on negotiations with the existing shareholders of the Company, DE Acquisition 3, Inc. and Top Yield. The Company and its shareholders negotiated an estimated value of Top Yield and its subsidiaries, an estimated value of the shell company, and the mutually desired capitalization of the Company resulting from the Share Exchange. With respect to the determination of the amount of shares to be cancelled, the value of the shell company was derived primarily from its utility as a public company platform, including its good corporate standing and its timely public reporting status. Under these circumstances and based on these factors, the parties agreed upon the number of shares to be cancelled.

After the Closing of the Share Exchange, the existing stockholders of the Company prior to the Share Exchange will own shares of Common Stock equal to approximately 5.7% of the issued and outstanding Common Stock and Shareholder Warrants to purchase up to an additional 4% of the Company’s issued and outstanding Common Stock within two years of the Closing.  In connection with the Share Exchange, certain of the founders of Top Yield received approximately 94.3% of the issued and outstanding Common Stock of the Company.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal years ended February 29, 2010 and February 28, 2011, the Company believes that Ruth Shepley, our sole officer, director and shareholder prior to March 1, 2011 failed to comply with Section 16 filing requirements during such fiscal year.

Name	Number of Transaction	Number of Late Reports Not Reported on a Timely Basis	Failure to File a Required Form
Ruth Shepley	2	3	Form 3, Form 4

CORPORATE GOVERNANCE

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange, or an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. Under NASDAQ Rule 5605(a)(2)(A), a director is not considered to be independent if he or she also is an executive officer or employee of the corporation. Under such definition, Alfredo Levi, Ronald E. Eibensteiner, James Rosenbaum and James Ulland would each be considered independent upon the Effective Date of their appointments as directors of the Company.

Board Meetings and Stockholder Communications.

Our board of directors conducted all of its business and approved all corporate action during the fiscal year ended February 28, 2011 by the unanimous written consent of its members, in the absence of formal board meetings.  Holders of the Company’s securities can send communications to the board via mail or telephone to the Secretary at the Company’s principal executive offices.  The Company has not yet established a policy with respect to Board members’ attendance at the annual meetings.  A stockholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our Chief Executive Officer at the address appearing on the first page of this Information Statement

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believe that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board. Although our Board has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board.

We do not have a charter governing the nominating process. Certain members of our Board, who also perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. Our Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Stockholder and Interested Party Communications

Our Board of Directors does not currently provide a process for stockholders or other interested parties to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for stockholder and interested party communications in the future.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table — Fiscal Year Ended February 28, 2010 and February 28, 2011

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our executive officers and directors, in addition to any of our three most highly compensated officers with annual compensation exceeding $100,000.  None of the Company’s officers and directors received any compensation during the fiscal years ended February 28, 2010 and February 28, 2011. We do not currently have an established policy to provide compensation to members of our Board of Directors for their services in that capacity, although we may choose to adopt a policy in the future.

		Salary	Bonus	Option Awards	All Other Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)
Ruth Shepley Former President, Secretary, Treasurer and director	2011 2010	- -	- -	- -	- -	- -
Dennis Nguyen Former President and Treasurer, current director	2011 2010	- -	- -	- -	- -	- -
Todd Vollmers Former Vice President and Secretary	2011 2010	- -	- -	- -	- -	- -
All Officers and Directors as a Group	2011 2010	- -	- -	- -	- -	- -

Employment Agreements

Prior to the Closing of the Share Exchange we had no employment agreements with any of our executive officers.

Following the Closing of the Share Exchange we plan to enter into employment agreements (collectively, the “Employment Agreements”) with the following executive officers (the “Executives”) of the Company: (1) David Israel Supardi, as our Chairman of the Board; (2) Samuel Zia as our Chief Executive Officer and President; (3) Janet Gutkin, as our Chief Financial Officer, Treasurer and Corporate Secretary.  The terms of the Employment Agreements will be decided by the Board of Directors:

Equity Compensation Plans

We expect our Board to approve an equity incentive plan (the “Incentive Plan”) and for the board of directors to seek stockholder approval of the Incentive Plan.  Stockholder approval of the Incentive Plan will enable the Company to satisfy stock exchange listing requirements, and to make awards that qualify as performance-based compensation that is exempt from the deduction limitation set forth under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). Subject to certain exceptions, Section 162(m) generally limits the corporate income tax deductions to $1,000,000 annually for compensation paid to each of the Chief Executive Officer and the other three highest paid executive officers of the Company required to be reported under the proxy disclosure rules. The amount and nature of the proposed awards under the Incentive Plan have not yet been determined.  We believe that the Incentive Plan will be an important factor in attracting, retaining and motivating employees, consultants, agents, and directors of the Company and its affiliates. We believe that the Company needs the flexibility both to have an ongoing reserve of common stock available for future equity-based awards, and to make future awards in a variety of forms.

Grants of Plan-Based Awards in the Fiscal Years Ended February 28, 2011 and 2010

There were no option grants issued in the fiscal years ended February 28, 2011 and 2010.

Outstanding Equity Awards at February 28, 2011 and 2010

There were no option exercises or options outstanding at February 28, 2011 and 2010 fiscal year end.

Option Exercises  and Stock Vested in the Fiscal Years Ended February 28, 2011 and 2010

There were no option exercises or stock vested the fiscal years ended February 28, 2011 and 2010.

Pension Benefits at February 28, 2011 and 2010.

There were no pension benefit plans in effect at February 28, 2011 and 2010.

Nonqualified defined contribution and other nonqualified deferred compensation plans

There were no nonqualified defined contribution or other nonqualified deferred compensation plans in effect at February 28, 2011 and 2010.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

Pursuant to the requirements of the Securities Exchange Act of 1934,DE Acquisition 3, Inc. has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: July 15, 2011
DE ACQUISITION 3, INC.

By:/s/ Dennis Nguyen
Dennis Nguyen, President